Fourth quarter 2020
Financial statements and review

Equinor fourth quarter 2020 and year end results

Equinor reports adjusted earnings of positive USD 0.76 billion and negative USD 0.55 billion after tax in the fourth quarter of 2020. IFRS net operating income was negative USD 0.99 billion and the IFRS net income was negative USD 2.41 billion, following net impairments of USD 1.30 billion and a write down of USD 0.98 billion related to the Tanzania LNG project.

2020 was characterised by:

- Results impacted by low oil and gas prices
- Solid operational performance during extraordinary circumstances
- Positive cash flow in a low-price environment
- Delivering USD 3.7 billion in capex and cost reductions, well above ambition for the action plan to strengthen financial resilience
- Progressing and capturing value within renewables
- Setting ambition to be a net-zero energy company by 2050 to create value as a leader in the energy transition

"Our results are impacted by the market turmoil during the year, but with strong cost improvements and capital discipline we delivered positive net cash flow for the quarter and the full year. During 2020 we have delivered more than 3.7 billion dollars in savings, well above our ambition for the action plan we launched in March to strengthen financial resilience. We are well positioned for value creation and strong cash flow in 2021 and the coming years," says Anders Opedal, President and CEO of Equinor ASA.

"I am impressed by how the organisation has responded, delivering strong operational performance and production growth in a long-lasting challenging situation during the pandemic. We are increasing production volumes from Johan Sverdrup even further, and we used our flexibility to have high gas production as gas prices increased in the quarter. In addition, we have started production from Snorre Expansion ahead of time and well below cost estimates," says Opedal.

"Equinor is committed to ensuring long-term competitiveness and creating value as a leader in the energy transition, setting an ambition to be a net-zero energy company by 2050. During 2020 we delivered significant progress in our renewables portfolio, taking the investment decision for Dogger Bank A and B, winning the largest ever offshore wind award in the US, starting construction at Hywind Tampen and capturing value from transactions. We are also taking actions to optimise within oil and gas, building a more robust portfolio for the future, but resulting in a write down in Tanzania and an impairment related to an operated US onshore asset in the quarter," says Opedal.

Adjusted earnings [5] were USD 0.76 billion in the fourth quarter, down from USD 3.55 billion in the same period in 2019. Adjusted earnings after tax [5] were negative USD 0.55 billion, down from USD 1.19 billion in the same period last year. Low prices for liquids impacted the earnings for the quarter.

Equinor launched an action plan of USD 3 billion in March 2020 to strengthen financial resilience, including a reduction in operating costs of USD 0.70 billion. Delivery on the plan resulted in savings of more than USD 3.7 billion, including a reduction in fixed operating costs of around USD 1 billion. Unit production costs are reduced by 5% since 2019, realising the 2021 ambition already in 2020.

In the E&P Norway segment, Equinor realised weaker liquids prices and the production was reduced mainly as a result of turnarounds moved to fourth quarter due to the ongoing pandemic.

Results in the E&P International segment were impacted by low prices and the impairment of the Tanzania LNG project of USD 0.98 billion. The E&P USA segment was also impacted by weak prices, partially offset by significant reductions in operating costs.

The Marketing, midstream and processing segment captured value from strong trading results from gas to Europe, partially offset by low refinery margins and shutdown of production at Hammerfest LNG plant.

New energy solutions delivered high availability on offshore wind assets. A capital gain of around USD 1 billion is expected to be booked from the divestment of a 50% non-operated interest of the offshore wind projects Empire Wind and Beacon Wind in the US. A capital gain from the farm down of 10% equity interest in Dogger Bank A and B in the UK is expected to be booked in the first quarter of 2021.

IFRS net operating income was negative USD 0.99 billion in the fourth quarter, down from positive USD 1.52 billion in the same period in 2019. IFRS net income was negative USD 2.42 billion in the fourth quarter, compared to negative USD 0.23 billion in the fourth quarter of 2019. Net operating income was negatively impacted by net impairments of USD 1.30 billion, mainly relating to a refinery as a result of reduced margin assumptions and some increase in cost estimates, and to an operated unconventional onshore asset in North America due to reclassification as held for sale.

Equinor delivered total equity production of 2,043 mboe per day in the fourth quarter, down from 2,198 mboe per day in the same period in 2019, with a minor increase in gas share due to high flexible production in gas fields. Adjusting for portfolio transactions the production growth for 2020 was 2.4%.

In 2020, Equinor completed 34 exploration wells with 16 commercial discoveries and 1 well under evaluation. At year end, 12 wells were ongoing. Adjusted exploration expenses in the fourth quarter were USD 1.25 billion, compared to USD 0.44 billion in the same quarter in 2019.

The proved reserves replacement ratio (RRR) was negative 5% in 2020, following capital discipline and the prioritisation of financial flexibility during market uncertainty, with a three-year average of 95%. With 5.26 billion barrels in proved reserves, Equinor's reserves to production ratio (R/P) was 7.4 years.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 14.0 billion in 2020, compared to USD 21.8 billion in 2019. Organic capital expenditure [5] was USD 7.8 billion for 2020. At year end, net debt to capital employed [1] was 31.7%, stable from 31.6% at the end of the third quarter of 2020. Following the implementation of IFRS 16, net debt to capital employed [1] was 37.3%.

The board of directors proposes to the annual general meeting a cash dividend of USD 0.12 per share for the fourth quarter 2020.

Average CO_2-emissions from Equinor's operated upstream production, on a 100% basis, was 8.0 kg per barrel in 2020.

The twelve-month average Serious Incident Frequency (SIF) for 2020 was 0.5, down from 0.6 in 2019. The twelve-month average Recordable Injury Frequency (TRIF) was 2.3 for 2020, compared to 2.5 in 2019.

Q4 2020	Quarters Q3 2020	Q4 2019	Change Q4 on Q4	(in USD million, unless stated otherwise)	2020	Full year 2019	Change
(989)	(2,019)	1,516	N/A	Net operating income/(loss)	(3,423)	9,299	N/A
756	780	3,550	(79%)	Adjusted earnings [5]	3,938	13,484	(71%)
(2,416)	(2,124)	(230)	>(100%)	Net income/(loss)	(5,496)	1,851	N/A
(554)	271	1,186	N/A	Adjusted earnings after tax [5]	924	4,925	(81%)
2,043	1,994	2,198	(7%)	Total equity liquids and gas production (mboe per day) [4]	2,070	2,074	(0%)
40.6	38.3	56.5	(28%)	Group average liquids price (USD/bbl) [1]	36.5	56.0	(35%)

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[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

GROUP REVIEW

Fourth quarter 2020

Total equity liquids and gas production [4] was 2,043 mboe per day in the fourth quarter of 2020, down 7% compared to 2,198 mboe per day in the fourth quarter of 2019 mainly due to expected natural decline, turnarounds for several fields especially on the Norwegian continental shelf (NCS) and the shutdown at the Hammerfest LNG plant. Production halt in Brazil and the divestment of the Eagle Ford asset in the E&P USA segment in the fourth quarter of 2019 contributed to the decrease. New fields on the NCS, higher flexible gas off-take and new wells in the US onshore partially offset the decrease.

Total entitlement liquids and gas production [3] was 1,912 mboe per day in the fourth quarter of 2020, down 7% compared to 2,056 mboe per day in the fourth quarter of 2019. The production was negatively influenced by the factors mentioned above, partially offset by lower effects from production sharing agreements (PSA) [4], and lower US royalty volumes. The net effect of PSA and US royalties was 131 mboe per day in total in the fourth quarter of 2020 compared to 142 mboe per day in the fourth quarter of 2019.

Q4 2020	Quarters Q3 2020	Q4 2019	Change Q4 on Q4	Condensed income statement under IFRS (unaudited, in USD million)	2020	Full year 2019	Change
11,746	11,339	15,169	(23%)	Total revenues and other income	45,818	64,357	(29%)
(5,533)	(5,307)	(6,603)	(16%)	Purchases [net of inventory variation]	(20,986)	(29,532)	(29%)
(2,156)	(2,368)	(2,405)	(10%)	Operating and administrative expenses	(9,537)	(10,469)	(9%)
(3,478)	(4,798)	(4,165)	(17%)	Depreciation, amortisation and net impairment losses	(15,235)	(13,204)	15%
(1,569)	(886)	(480)	>100%	Exploration expenses	(3,483)	(1,854)	88%
(989)	(2,019)	1,516	N/A	Net operating income/(loss)	(3,423)	9,299	N/A
(2,416)	(2,124)	(230)	>(100%)	Net income/(loss)	(5,496)	1,851	N/A

Net operating income was negative USD 989 million in the fourth quarter of 2020, compared to positive USD 1,516 million in the fourth quarter of 2019. The decrease was mainly due to lower liquids and gas prices and write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project. Lower production for liquids and gas in addition to weak refinery margins contributed to the decrease. Lower depreciation expenses and operating expenses partially offset the decrease.

In the fourth quarter of 2020, net operating income was negatively impacted by impairments[2] of USD 1,299 million and inventory hedging effects of USD 315 million.

In the fourth quarter of 2019, net operating income was negatively impacted mainly by net impairments of USD 1,425 million which includes USD 23 million related to associated companies, changes in fair value of derivatives and inventory hedge contracts of USD 282 million and higher volumes in inventory with unrealised profit written down to production cost of USD 591 million. Net operating income was positively affected by a net gain from the sale of assets of USD 185 million.

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[2] For more information, see note 2 Segments to the Condensed interim financial statements.

Q4 2020	Quarters Q3 2020	Q4 2019	Change Q4 on Q4	Adjusted earnings (in USD million)	2020	Full year 2019	Change
11,985	10,909	15,336	(22%)	Adjusted total revenues and other income	45,908	63,335	(28%)
(5,298)	(5,203)	(6,048)	(12%)	Adjusted purchases [6]	(21,154)	(29,024)	(27%)
(2,184)	(2,179)	(2,496)	(13%)	Adjusted operating and administrative expenses	(9,159)	(9,850)	(7%)
(2,495)	(2,445)	(2,806)	(11%)	Adjusted depreciation, amortisation and net impairment losses	(9,520)	(9,775)	(3%)
(1,252)	(302)	(437)	>100%	Adjusted exploration expenses	(2,138)	(1,203)	78%
756	780	3,550	(79%)	Adjusted earnings [5]	3,938	13,484	(71%)
(554)	271	1,186	N/A	Adjusted earnings after tax [5]	924	4,925	(81%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 11,985 million in the fourth quarter of 2020 compared to USD 15,336 million in the fourth quarter of 2019. The decrease was mainly due to lower average prices for liquids and gas and lower production, especially for liquids.

Adjusted purchases [6] were USD 5,298 million in the fourth quarter of 2020, compared to USD 6,048 million in the fourth quarter of 2019. The decrease was mainly due to lower average prices for liquids and gas, partially offset by higher third-party volumes for liquids.

Adjusted operating and administrative expenses were USD 2,184 million in the fourth quarter of 2020, compared to USD 2,496 million in the fourth quarter of 2019. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due to lower freight rates on shipping of liquids in addition to decreased production in the E&P International segment. Lower operation and maintenance costs due to reduced activity in the E&P International and E&P USA segments, the divestment of the Eagle Ford asset in the E&P USA segment, and a settlement with COSL in the fourth quarter of 2019 contributed to the decrease. Increased Gassled removal cost in the E&P Norway segment partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 2,495 million in the fourth quarter of 2020, compared to USD 2,806 million in the fourth quarter of 2019. The decrease was mainly due to lower production in all segments and higher proved reserves estimates especially in the E&P International and E&P USA segments. Lower depreciation basis resulting from net impairments in previous periods contributed to the decrease. Higher investments partially offset the decrease.

Adjusted exploration expenses were USD 1,252 million in the fourth quarter of 2020, compared to USD 437 million in the fourth quarter of 2019. The increase was mainly due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project and a lower portion of exploration expenditures being capitalised. Lower drilling, seismic and field development costs partially offset the increase. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[3] of USD 1,746 million to net operating income, **Adjusted earnings** [5] were USD 756 million in the fourth quarter of 2020, a 79% decrease from USD 3,550 million in the fourth quarter of 2019.

Adjusted earnings after tax [5] were negative USD 554 million in the fourth quarter of 2020, which reflects an effective tax rate on adjusted earnings of 173.2%, compared to 66.6% in the fourth quarter of 2019. The increase in the effective tax rate was mainly due to decreased adjusted earnings in the fourth quarter of 2020 in entities with lower than average tax rates, and in entities without recognised taxes, partially offset by the temporary changes to Norway's petroleum tax system as described in note 8 Impact of pandemic and oil price decline to the Condensed interim financial statements.

Cash flows provided by operating activities increased by USD 570 million compared to the fourth quarter of 2019. The increase was mainly due to decreased tax payments, partially offset by lower liquids and gas prices and a change in working capital.

Cash flows used in investing activities increased by USD 577 million compared to the fourth quarter of 2019. The increase was mainly due to reduced proceeds from sale of assets, increased derivative payments and increased financial investments, partially offset by lower capital expenditures.

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[3] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Cash flows provided by financing activities increased by USD 379 million compared to the fourth quarter of 2019. The increase was mainly due to decreased dividend paid, increased collateral received and increased short-term debt, partially offset by no new finance debt in the quarter.

Total cash flows increased by USD 370 million compared to the fourth quarter of 2019.

Free cash flow [5] in the fourth quarter of 2020 was USD 1,363 million compared to negative USD 513 million in the fourth quarter of 2019. The increase was mainly due to decreased tax payments and decreased dividend paid, partially offset by lower liquids and gas prices and reduced proceeds from sale of assets.

Full year 2020

Net operating income was negative USD 3,423 million in 2020 compared to positive USD 9,299 million in 2019. The decrease was mainly due to lower liquids and gas prices, net impairments[4] primarily related to reduced price assumptions[5] in addition to negative reserve updates and write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project.

In 2020, net operating income was negatively impacted mainly by net impairments[4] of USD 7,053 million and provisions of USD 296 million.

In 2019, net operating income was negatively affected mainly by net impairments of USD 4,103 million which includes USD 23 million related to associated companies, provisions of USD 485 million and a change in accounting policy of USD 123 million and net overlift effect of USD 134 million. Net operating income was positively impacted by a net gain on the sale of assets of USD 1,184 million and operational storage effects of USD 121 million in 2019.

Adjusted total revenues and other income were USD 45,908 million in 2020 compared to USD 63,335 million in 2019. The decrease was mainly due to lower average prices for liquids and gas.

Adjusted purchases [6] were USD 21,154 million in 2020 compared to USD 29,024 million in 2019. The decrease was mainly due to lower average prices for liquids and gas, partially offset by higher volumes for liquids.

Adjusted operating and administrative expenses were USD 9,159 million in 2020, a decrease of USD 691 million compared to 2019. The decrease was mainly due to the NOK/USD exchange rate development and the divestment of the Eagle Ford asset in the E&P USA segment in the fourth quarter of 2019. Lower royalties and production fees driven by lower volumes and prices in addition to lower activity level contributed to the decrease. Higher transportation cost for liquids mainly due to higher freight rates on shipping in the MMP segment partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 9,520 million in 2020, down USD 255 million compared to 2019. The decrease was mainly due to higher proved reserves estimates for several fields and lower depreciation basis resulting from net impairments in previous periods. Lower field specific production especially in the E&P International segment contributed to the decrease. Higher investments mainly in the US in addition to ramp-up of new fields especially on the NCS partially offset the decrease.

Adjusted exploration expenses increased by USD 936 million to USD 2,138 million in 2020, primarily due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project and a lower portion of exploration expenses being capitalised this year. Lower seismic, drilling, field development and other costs partially offset the increase. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[6] of USD 7,361 million to net operating income, **Adjusted earnings** [5] were USD 3,938 million in 2020, down 71% from USD 13,484 million in 2019.

Adjusted earnings after tax [5] were USD 924 million in full year of 2020, compared to USD 4,925 million in the full year of 2019. The effective tax rate on adjusted earnings was 76.5% in full year of 2020, compared to an effective tax rate of 63.5% in full year of 2019. The increase in the effective tax rate was mainly due to decreased adjusted earnings in 2020 in entities with lower than average tax rates, and in entities without recognised taxes, partially offset by the temporary changes to Norway's petroleum tax system as described in note 8 Impact of pandemic and oil price decline to the Condensed interim financial statements, in addition to changes in provision for best estimates for uncertain tax positions.

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[4] For more information, see note 2 Segments to the Condensed interim financial statements.
[5] For more information, see note 6 Property, plant and equipment and intangible assets to the Condensed interim financial statements.
[6] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Based on adjusted earnings after tax and average capital employed, calculated **return on average capital employed (ROACE)** [5] was 1.8% for the 12-month period ended 31 December 2020 and 9.0% for the 12-month period ended 31 December 2019.

Organic capital expenditures [5] amounted to USD 7.8 billion for the year ended 2020, compared to guidance for 2020 of USD 8.5 billion. Total capital expenditures were USD 9.8 billion in 2020.

Estimated **Proved reserves** at the end of 2020 were 5.260 billion barrels of oil equivalent (boe), a net decrease of 744 million boe compared to 6.004 billion boe at the end of 2019.

The decrease was mainly due to negative revisions of net 171 million boe, strongly influenced by the reduction in commodity prices in 2020. Negative revisions totaled 388 million boe, of which 194 million boe was due to the reduction in prices. Positive reserves revisions and improved oil recovery (IOR) efforts of 217 million boe, extensions and discoveries of 131 million boe and purchases of 6 million boe added to proved reserves in 2020.

The negative effect of the entitlement production was 710 million boe in 2020, compared to 698 million boe in 2019.

The reserve replacement ratio (RRR) was negative 5% in 2020 compared to positive 76% in 2019. The RRR measures the estimated proved reserves added to the reserve base, including the effects of sales and purchases, relative to the amount of oil and gas produced. The reduction in RRR from last year was primarily due to negative revisions caused by lower prices and less proved reserves added from new projects sanctioned. The average three-year replacement ratio (including the effects of sales and purchases), was 95% at the end of 2020 compared to 147% at the end of 2019.

All numbers are preliminary and including equity accounted entities.

Cash flows provided by operating activities decreased by USD 3,362 million compared to 2019. The decrease was mainly due to lower liquids and gas prices and a change in working capital, partially offset by decreased tax payments and increased cash flow from derivatives.

Cash flows used in investing activities increased by USD 1,498 million compared to 2019. The increase was mainly due to increased financial investments, reduced proceeds from sale of assets and increased derivative payments, partially offset by lower cash flow used for business combinations and capital expenditures.

Cash flows provided by financing activities increased by USD 8,487 million compared to 2019. The increase was mainly due to bond issues, increased short-term debt, decreased dividend paid and increased collateral payments related to derivatives, partially offset by increased repayment of finance debt and increased payments related to the share buy-back programme.

Total cash flows increased by USD 3,627 million compared to 2019.

Free cash flow [5] for 2020 was USD 85 million including USD 332 million received from the Lundin divestment included in the line item (Increase)/decrease in the Consolidated statement of cash flow, compared to negative USD 175 million in 2019. The increase was mainly due to decreased tax payments, lower cash flow used for business combinations, lower capital expenditures, decreased dividend paid and increased cash flow from derivatives, partially offset by lower liquids and gas prices, reduced proceeds from sale of assets and increased payments related to the share buy-back programme.

OUTLOOK

- **Organic capital expenditures** [5] are estimated at an annual average of USD 9-10 billion for 2021-2022[7]
- Equinor intends to continue to mature its attractive portfolio of exploration assets and estimates a total **exploration activity** level of around USD 0.9 billion for 2021, excluding signature bonuses, accruals and field development costs
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2020–2026, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) based on current forecast
- **Scheduled maintenance activity** is estimated to reduce equity production by around 50 mboe per day for the full year of 2021
- **Production** [7] for 2021 is estimated to be around 2% above 2020 level

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

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[7] USD/NOK exchange rate assumption of 9.0

EXPLORATION & PRODUCTION NORWAY

Fourth quarter 2020 review

Average daily production of liquids and gas decreased by 2% to 1,314 mboe per day in the fourth quarter of 2020, compared to 1,346 mboe per day in the fourth quarter of 2019. The decrease was mainly due to turnarounds, natural decline on Equinor operated assets and shutdown at the Hammerfest LNG plant, partially offset by ramp-up of new fields and increased flexible gas outtake.

Net operating income was USD 1,803 million in the fourth quarter of 2020 compared to USD 1,476 million in the fourth quarter of 2019. The increase was mainly due to lower impairments, partially offset by lower liquids price.

In the fourth quarter of 2020, net operating income was negatively impacted by impairment of goodwill of USD 41 million. In the fourth quarter of 2019, net operating income was negatively impacted by impairment of assets of USD 1,284 million.

Adjusted operating and administrative expenses decreased mainly due to a settlement with COSL in the fourth quarter of 2019 in addition to reduced transportation cost in the fourth quarter of 2020. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower field specific production and lower depreciation basis resulting from net impairments in previous periods. Ramp-up of new fields and higher investments partially offset the decrease. Adjusted exploration expenses decreased mainly due to lower drilling and seismic costs. Lower portion of exploration expenditure being capitalised partially offset the decrease.

After total adjustments of USD 38 million to net operating income, **Adjusted earnings**[5] were USD 1,841 million in the fourth quarter of 2020, compared to USD 2,738 million in the fourth quarter of 2019.

Q4 2020	Quarters Q3 2020	Q4 2019	Change Q4 on Q4	Adjusted earnings (in USD million)	2020	Full year 2019	Change
3,891	2,763	4,944	(21%)	Adjusted total revenues and other income	11,962	17,951	(33%)
(770)	(699)	(852)	(10%)	Adjusted operating and administrative expenses	(2,867)	(3,274)	(12%)
(1,187)	(1,126)	(1,210)	(2%)	Adjusted depreciation, amortisation and net impairment losses	(4,286)	(4,155)	3%
(94)	(165)	(142)	(34%)	Adjusted exploration expenses	(418)	(478)	(12%)
1,841	773	2,738	(33%)	Adjusted earnings/(loss) [5]	4,391	10,043	(56%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2020

Net operating income for E&P Norway was USD 3,097 million in 2020 compared to USD 9,631 million in 2019. The decrease was mainly due to lower liquids and gas transfer prices in the full year of 2020. Higher liquids volumes partially offset the decrease.

In 2020, net operating income was negatively impacted by impairments of USD 1,265 million and underlifted volumes of USD 26 million. In 2019, net operating income was negatively impacted by impairment of assets of USD 1,284 million, a negative impact of USD 81 million from underlifted volumes in the period and an implementation effect of USD 42 million from a change in accounting policy for lifting imbalances, partially offset by gain on sale of assets of USD 977 million.

Adjusted operating and administrative expenses decreased mainly due to the NOK/USD exchange rate development, a settlement with COSL in the fourth quarter of 2019 in addition to reduced transportation cost including the reduction in Gassled removal costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp-up of new fields and higher investments. The NOK/USD exchange rate development, lower field specific production and lower depreciation basis resulting from net impairments in previous periods partially offset the increase. Adjusted exploration expenses decreased mainly due to lower drilling, seismic and other costs. Lower portion of exploration expenditure being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed this period partially offset the decrease.

After total adjustments of USD 1,294 million to net operating income, **Adjusted earnings** [5] were USD 4,391 million in 2020, a decrease of 56% from USD 10,043 million in 2019.

EXPLORATION & PRODUCTION INTERNATIONAL

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA are now reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulting in the exploration and production activities in the USA being considered a separate operating- and reporting segment as of the second quarter of 2020. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment. Prior segment results have been restated to reflect this change.

Fourth quarter 2020 review

Average daily equity production of liquids and gas was 340 mboe per day in the fourth quarter of 2020 compared to 415 mboe per day in the fourth quarter of 2019. The decrease was primarily due to natural decline in mature fields and repairs on Peregrino (Brazil) resulting in a production halt.

Average daily entitlement production of liquids and gas was 267 mboe per day in the fourth quarter of 2020 compared to 336 mboe per day in the fourth quarter of 2019. The decrease was due to lower equity production partially offset by lower effects from production sharing agreements (PSA). The net effects from PSA were 73 mboe per day in the fourth quarter of 2020 compared to 78 mboe per day in the fourth quarter of 2019.

Net operating income was negative USD 1,376 million in the fourth quarter of 2020 compared to positive USD 53 million in the fourth quarter of 2019. The decrease was mainly due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project and lower liquids and gas prices. Lower entitlement production in the fourth quarter of 2020 contributed to the decrease. Lower depreciation in addition to lower operating and administrative expenses partially offset the decrease.

In the fourth quarter of 2020, net operating income was negatively impacted by impairments of USD 229 million. In the fourth quarter of 2019, net operating income was negatively impacted by impairments of USD 98 million.

Adjusted operating and administrative expenses decreased mainly due to lower operation, maintenance and transportation expenses in addition to lower royalties primarily driven by reduced activities and lower production. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to higher proved reserves estimates, lower production from mature fields in addition to lower depreciation basis resulting from net impairments in previous periods. Increased production from certain fields partially offset the decrease. Adjusted exploration expenses increased mainly due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project and a lower portion of exploration expenditure being capitalised this quarter. Lower drilling and seismic costs partially offset the increase.

After total adjustments of USD 161 million to net operating income, **Adjusted earnings** [5] were negative USD 1,215 million in the fourth quarter of 2020, down from positive USD 192 million in the fourth quarter of 2019.

Q4 2020	Quarters Q3 2020	Q4 2019*	Change Q4 on Q4	Adjusted earnings (in USD million)	2020	Full year 2019*	Change
706	820	1,554	(55%)	Adjusted total revenues and other income	3,295	6,130	(46%)
(16)	12	(26)	(39%)	Adjusted purchases	(72)	(34)	>100%
(317)	(306)	(396)	(20%)	Adjusted operating and administrative expenses	(1,313)	(1,623)	(19%)
(516)	(511)	(682)	(24%)	Adjusted depreciation, amortisation and net impairment losses	(2,045)	(2,233)	(8%)
(1,072)	(119)	(258)	>100%	Adjusted exploration expenses	(1,560)	(625)	>100%
(1,215)	(104)	192	N/A	Adjusted earnings/(loss) [5]	(1,695)	1,616	N/A

* Restated to reflect change to segment

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2020

Net operating income for E&P International was negative USD 3,565 million in 2020, compared to positive USD 1,471 million in 2019. The negative development was mainly due to lower liquids and gas prices, higher impairments in 2020, write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project and lower entitlement production in 2020.

In 2020, net operating income was negatively impacted by net impairments of USD 1,933 million. In 2019, net operating income was negatively impacted by net impairments of USD 38 million and an implementation effect of USD 63 million from a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses decreased mainly due to lower royalties and production fees primarily driven by lower volumes and prices. Lower operation and maintenance expenses contributed to the decrease. Adjusted depreciation, amortisation and net impairment losses decreased due to higher proved reserves estimates and lower production from mature fields. New fields on stream partially offset the decrease. Adjusted exploration expenses increased mainly due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project and a lower portion of exploration expenditure being capitalised this period. Lower seismic, drilling and field development costs partially offset the increase.

After total adjustments of USD 1,870 million to net operating income, **Adjusted earnings** [5] were negative USD 1,695 million in 2020, down from positive USD 1,616 million in 2019.

EXPLORATION & PRODUCTION USA

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA are now reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulting in the exploration and production activities in the USA being considered a separate operating- and reporting segment as of the second quarter of 2020. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

Fourth quarter 2020 review

Average daily equity production of liquids and gas was 390 mboe per day in the fourth quarter of 2020 compared to 437 mboe per day in the fourth quarter of 2019. The decrease was mainly due to the divestment of the Eagle Ford asset in 2019, planned maintenance and weather shutdowns in the US offshore.

Average daily entitlement production of liquids and gas decreased slightly to 332 mboe per day in the fourth quarter of 2020 compared to 374 mboe per day in the fourth quarter of 2019. The decrease was due to lower equity production, slightly offset by lower effects from US onshore royalty volumes after the divestment of the Eagle Ford asset. The net effects from US royalties were 58 mboe per day in the fourth quarter of 2020 compared to 64 mboe per day in the fourth quarter of 2019.

Net operating income was negative USD 559 million in the fourth quarter of 2020 compared to positive USD 7 million in the fourth quarter of 2019. The decrease was mainly due to impairments of assets in the fourth quarter of 2020 in addition to lower production and lower commodity prices. Lower operating costs due to the divestment of the Eagle Ford asset in the fourth quarter of 2019 in addition to lower depreciation cost partially offset the decrease.

In the fourth quarter of 2020, net operating income was negatively impacted by net impairments of USD 369 million, with the largest effect from unconventional US onshore assets. In the fourth quarter of 2019, net operating income was negatively impacted by loss on the divestment of unconventional US onshore asset of USD 27 million.

Adjusted operating and administrative expenses decreased mainly due to the divestment of the Eagle Ford asset in the fourth quarter of 2019. Lower transportation cost due to reduced production volumes in addition to lower production fees driven by lower prices contributed to the decrease. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from net impairments in previous periods in addition to higher proved reserves estimates in US offshore. Adjusted exploration expenses increased mainly due to a lower portion of exploration expenditure being capitalised. Lower field costs partially offset the increase.

After total adjustments of USD 387 million to net operating income, **Adjusted earnings** [5] were negative USD 172 million in the fourth quarter of 2020, down from USD 54 million in the fourth quarter of 2019.

Q4 2020	Quarters Q3 2020	Q4 2019*	Change Q4 on Q4	Adjusted earnings (in USD million)	2020	Full year 2019*	Change
644	611	1,060	(39%)	Adjusted total revenues and other income	2,615	4,229	(38%)
(287)	(315)	(395)	(27%)	Adjusted operating and administrative expenses	(1,263)	(1,538)	(18%)
(442)	(469)	(575)	(23%)	Adjusted depreciation, amortisation and net impairment losses	(1,886)	(2,209)	(15%)
(87)	(20)	(37)	>100%	Adjusted exploration expenses	(161)	(101)	60%
(172)	(193)	54	N/A	Adjusted earnings/(loss) [5]	(696)	381	N/A

* Restated to reflect this segment

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary.

Full year 2020

Net operating income for E&P USA was negative USD 3,512 million in 2020 compared to negative USD 2,271 million in 2019. The negative development was mainly due to higher net impairments in 2020 in addition to lower liquids and gas prices. This was partially offset by lower operating and administrative expenses in addition to lower depreciation expenses.

In 2020, net operating income was negatively impacted by net impairment losses of USD 2,760 million, mainly due to reduced price assumptions with the largest effect being on an unconventional US onshore asset. In 2019, net operating income was negatively impacted by net impairments of USD 2,532 million, with the largest effect on unconventional US onshore assets.

Adjusted operating and administrative expenses decreased mainly due to the divestment of the Eagle Ford asset in the fourth quarter of 2019. Reduced severance taxes due to lower prices contributed to the decrease. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from net impairments in previous periods in addition to higher proved reserves estimates in US offshore. Increased investments and acquired interest in the Caesar Tonga field during 2019 partially offset the decrease. Adjusted exploration expenses increased mainly due to higher drilling costs. Lower seismic, field development and other costs partially offset the increase.

After total adjustments of USD 2,816 million to net operating income. **Adjusted earnings** [5] were negative USD 696 million in 2020, down from positive USD 381 million in 2019.

MARKETING, MIDSTREAM & PROCESSING

Fourth quarter 2020 review

Natural gas sales volumes amounted to 15.0 billion standard cubic meters (bcm) in the fourth quarter of 2020, decrease of 0.9 bcm compared to the fourth quarter of 2019. Of the total gas sales in the fourth quarter of 2020, entitlement gas was 13.2 bcm, down 0.4 bcm from the fourth quarter of 2019. The decrease was mainly due to the absence of equity LNG volumes as a result of the outage at the Hammerfest LNG plant due to shutdown.

Liquids sales volumes amounted to 184.1 million barrels (mmbl) in the fourth quarter of 2020, up 12.8 mmbl compared to the fourth quarter of 2019 mainly due to increased purchase from third party.

Average invoiced European natural gas sales price was 5% lower in the fourth quarter of 2020 compared to the fourth quarter of 2019 mainly due to change in gas sales strategy. **Average invoiced North American piped gas sales price** decreased by 11% in the same period mainly due to weakening prices in the US gas sales areas.

Net operating income was negative USD 480 million in the fourth quarter of 2020 compared to positive USD 360 million in the fourth quarter of 2019. The decrease was mainly due to impairments of USD 638 million mostly related to refinery asset in addition to inventory hedging effects of USD 315 million in the fourth quarter of 2020, compared to inventory hedging effects of USD 180 million in the fourth quarter of 2019. Negative results from weak refinery margin and the absence of LNG sales due to the outage at the Hammerfest LNG plant contributed to the decrease of net operating income in the fourth quarter of 2020. Unrealised gain on derivatives of USD 50 million positively impacted net operating income in the fourth quarter of 2020, compared to a loss on derivatives of USD 111 million in the fourth quarter of 2019.

Adjusted purchases [6] decreased mainly due to lower prices for all products, partially offset by higher third-party volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to lower freight rates on shipping of liquids. Adjusted depreciation, amortisation and net impairment losses slightly increased.

After total adjustments of USD 832 million to net operating income, **Adjusted earnings** [5] were USD 352 million in the fourth quarter of 2020, compared to USD 524 million in the fourth quarter of 2019. The decrease was mainly due to negative results from weak refinery margins and the absence of LNG sales due to the outage at the Hammerfest LNG plant, partially offset by piped gas activity.

	Quarters		Change	Adjusted earnings		Full year	
Q4 2020	Q3 2020	Q4 2019	Q4 on Q4	(in USD million)	2020	2019	Change
11,866	10,704	14,766	(20%)	Adjusted total revenues and other income	45,158	60,989	(26%)
(10,342)	(9,174)	(12,909)	(20%)	Adjusted purchases [6]	(37,944)	(54,574)	(30%)
(1,064)	(1,167)	(1,237)	(14%)	Adjusted operating and administrative expenses	(4,816)	(4,479)	8%
(107)	(102)	(96)	11%	Adjusted depreciation, amortisation and net impairment losses	(394)	(394)	0%
352	262	524	(33%)	Adjusted earnings [5]	2,004	1,541	30%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2020

Net operating income for MMP was positive USD 359 million in 2020 compared to positive USD 1,004 million in 2019. The decrease was mainly due to impairments of USD 1,060 million mostly related to refinery assets in 2020, compared to impairments of USD 206 million related to damage to the South Riding Point oil terminal in the Bahamas in 2019. Negative results from weak refinery margin and the absence of LNG sales due to the outage at the Hammerfest LNG plant contributed to the decrease of net operating income in 2020. Lower provisions of USD 245 million in 2020 compared to USD 418 million in 2019 partially offset the decrease.

Adjusted total revenues and other income and Adjusted purchases [6] decreased mainly due to lower prices for all products, partially offset by higher volumes for liquids. Adjusted operating and administrative expenses increased mainly due to higher freight rates on shipping of liquids. Adjusted depreciation, amortisation and net impairment losses were stable.

After total net adjustments of USD 1,645 million, **Adjusted earnings** [5] were USD 2,004 million in 2020, an increase from USD 1,541 million in 2019, mainly due to increased results from piped gas and liquids trading.

CONDENSED INTERIM FINANCIAL STATEMENTS

Fourth quarter 2020

CONSOLIDATED STATEMENT OF INCOME

	Quarters				Full year	
Q4 2020	Q3 2020	Q4 2019	(unaudited, in USD million)	Note	2020	2019*
11,876	11,250	14,900	Revenues		45,753	62,911
(137)	86	14	Net income/(loss) from equity accounted investments		53	164
7	3	255	Other income		12	1,283
11,746	11,339	15,169	Total revenues and other income	2	45,818	64,357
(5,533)	(5,307)	(6,603)	Purchases [net of inventory variation]		(20,986)	(29,532)
(2,005)	(2,187)	(2,238)	Operating expenses		(8,831)	(9,660)
(151)	(181)	(167)	Selling, general and administrative expenses		(706)	(809)
(3,478)	(4,798)	(4,165)	Depreciation, amortisation and net impairment losses	6	(15,235)	(13,204)
(1,569)	(886)	(480)	Exploration expenses	6	(3,483)	(1,854)
(12,735)	(13,359)	(13,653)	Total operating expenses	2	(49,241)	(55,058)
(989)	(2,019)	1,516	Net operating income/(loss)	2	(3,423)	9,299
(326)	(343)	(421)	Interest expenses and other financial expenses		(1,392)	(1,450)
(84)	142	(74)	Other financial items		556	1,443
(410)	(201)	(495)	Net financial items	4	(836)	(7)
(1,400)	(2,220)	1,020	Income/(loss) before tax		(4,259)	9,292
(1,016)	95	(1,250)	Income tax	5	(1,237)	(7,441)
(2,416)	(2,124)	(230)	Net income/(loss)		(5,496)	1,851
(2,421)	(2,127)	(236)	Attributable to equity holders of the company		(5,510)	1,843
6	3	6	Attributable to non-controlling interests		14	8
(0.75)	(0.65)	(0.07)	Basic earnings per share (in USD)		(1.69)	0.55
(0.75)	(0.65)	(0.07)	Diluted earnings per share (in USD)		(1.69)	0.55
3,247	3,248	3,313	Weighted average number of ordinary shares outstanding (in millions)		3,269	3,326
3,257	3,257	3,322	Weighted average number of ordinary shares outstanding diluted (in millions)		3,277	3,334

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q4 2020	Quarters Q3 2020	Q4 2019	(unaudited, in USD million)	Full year 2020	2019*
(2,416)	(2,124)	(230)	Net income/(loss)	(5,496)	1,851
(303)	34	63	Actuarial gains/(losses) on defined benefit pension plans	(106)	427
75	(6)	(12)	Income tax effect on income and expenses recognised in OCI[1]	19	(98)
(228)	27	51	Items that will not be reclassified to the Consolidated statement of income	(87)	330
2,798	888	1,203	Currency translation adjustments	1,064	(51)
0	0	0	Share of OCI from equity accounted investments	0	44
2,798	888	1,203	Items that may be subsequently reclassified to the Consolidated statement of income	1,064	(7)
2,570	915	1,253	Other comprehensive income/(loss)	977	323
154	(1,209)	1,023	Total comprehensive income/(loss)	(4,519)	2,174
149	(1,212)	1,017	Attributable to the equity holders of the company	(4,533)	2,166
6	3	6	Attributable to non-controlling interests	14	8

* Audited

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 31 December 2020	At 30 September 2020	At 31 December 2019*
ASSETS				
Property, plant and equipment	6	65,672	62,988	69,953
Intangible assets	6	8,148	9,667	10,738
Equity accounted investments		2,262	1,650	1,442
Deferred tax assets		4,974	4,251	3,881
Pension assets		1,310	1,103	1,093
Derivative financial instruments		2,476	1,964	1,365
Financial investments		4,083	3,437	3,600
Prepayments and financial receivables		861	1,240	1,214
Total non-current assets		89,786	86,300	93,285
Inventories		3,084	2,860	3,363
Trade and other receivables		8,232	6,108	8,233
Derivative financial instruments		886	570	578
Financial investments		11,865	10,563	7,426
Cash and cash equivalents		6,757	7,844	5,177
Total current assets		30,824	27,944	24,778
Assets classified as held for sale	3	1,362	188	0
Total assets		121,972	114,432	118,063
EQUITY AND LIABILITIES				
Shareholders' equity		33,873	34,084	41,139
Non-controlling interests		19	24	20
Total equity		33,892	34,108	41,159
Finance debt	4	32,338	32,193	24,945
Deferred tax liabilities		11,224	9,451	9,410
Pension liabilities		4,292	3,705	3,867
Provisions and other liabilities	7	19,731	19,191	17,951
Derivative financial instruments		676	787	1,173
Total non-current liabilities		68,260	65,328	57,346
Trade, other payables and provisions		10,510	8,118	10,450
Current tax payable	5	1,148	543	3,699
Finance debt	4	5,777	5,277	4,087
Dividends payable		357	292	859
Derivative financial instruments		1,710	765	462
Total current liabilities		19,502	14,996	19,557
Liabilities directly associated with the assets classified as held for sale	3	318	0	0
Total liabilities		88,081	80,324	76,904
Total equity and liabilities		121,972	114,432	118,063

* Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2018*	1,185	8,247	38,790	(5,206)	(44)	**42,970**	19	**42,990**
Net income/(loss)			1,843			**1,843**	8	**1,851**
Other comprehensive income/(loss)			330	(51)	44	**323**		**323**
Total comprehensive income/(loss)								**2,174**
Dividends			(3,453)			**(3,453)**		**(3,453)**
Share buy-back[1]		(500)				**(500)**		**(500)**
Other equity transactions		(15)	(29)			**(44)**	(7)	**(52)**
At 31 December 2019*	1,185	7,732	37,481	(5,258)	0	**41,139**	20	**41,159**
At 31 December 2019*	1,185	7,732	37,481	(5,258)	0	**41,139**	20	**41,159**
Net income/(loss)			(5,510)			**(5,510)**	14	**(5,496)**
Other comprehensive income/(loss)			(87)	1,064	0	**977**		**977**
Total comprehensive income/(loss)								**(4,519)**
Dividends			(1,833)			**(1,833)**		**(1,833)**
Share buy-back[1]	(21)	(869)				**(890)**		**(890)**
Other equity transactions		(11)	0			**(11)**	(15)	**(25)**
At 31 December 2020	**1,164**	**6,852**	**30,050**	**(4,194)**	**0**	**33,873**	**19**	**33,892**

* Audited

1) In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has been finalised. A proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Petroleum and Energy for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held 14 May 2020.

The first tranche of USD 500 million acquired in the market has been recognised as a reduction in equity as treasury shares in third quarter 2019. The State's share including interest and dividends has been recognised as a short-term obligation and as a reduction in equity as treasury shares, subsequent to the decision at the annual general meeting held on 14 May 2020. The liability of USD 0.9 billion (NOK 9.1 billion) was settled 23 July 2020. The corresponding shares of the first tranche of the buy-back programme were cancelled on 16 July 2020.

Equinor has suspended the remaining share buy-back programme until further notice. The announced second tranche of around USD 675 million, including the Norwegian State share, will under the current market conditions not be executed as previously announced and planned.

CONSOLIDATED STATEMENT OF CASH FLOWS

| | Quarters | | | | | Full year | |
Q4 2020	Q3 2020	Q4 2019	(unaudited, in USD million)	Note		2020	2019*
(1,400)	(2,220)	1,020	Income/(loss) before tax			(4,259)	9,292
3,478	4,798	4,165	Depreciation, amortisation and net impairment losses	6		15,235	13,204
1,284	662	104	Exploration expenditures written off			2,506	777
491	131	(23)	(Gains)/losses on foreign currency transactions and balances	4		646	(224)
20	(1)	(193)	(Gains)/losses on sale of assets and businesses	3		18	(1,187)
168	258	(143)	(Increase)/decrease in other items related to operating activities			918	1,016
(5)	(182)	393	(Increase)/decrease in net derivative financial instruments			(451)	(595)
12	41	49	Interest received			162	215
(204)	(146)	(197)	Interest paid			(730)	(723)
3,843	3,342	5,175	Cash flows provided by operating activities before taxes paid and working capital items			14,045	21,776
(393)	(110)	(2,651)	Taxes paid			(3,134)	(8,286)
(1,107)	(600)	(751)	(Increase)/decrease in working capital			(524)	259
2,343	2,632	1,774	Cash flows provided by operating activities			10,386	13,749
0	0	(0)	Cash used in business combinations[1]	3		0	(2,274)
(2,504)	(1,723)	(2,700)	Capital expenditures and investments			(8,476)	(10,204)
(538)	(1,034)	(212)	(Increase)/decrease in financial investments[2]			(3,703)	(1,012)
(288)	(261)	3	(Increase)/decrease in derivatives financial instruments			(620)	298
218	(18)	(18)	(Increase)/decrease in other interest-bearing items			202	(10)
490	14	882	Proceeds from sale of assets and businesses	3		505	2,608
(2,623)	(3,023)	(2,045)	Cash flows used in investing activities			(12,092)	(10,594)
0	0	984	New finance debt			8,347	984
(1,066)	(1,642)	(1,029)	Repayment of finance debt			(3,332)	(2,419)
(292)	(287)	(850)	Dividends paid			(2,330)	(3,342)
(0)	(1,001)	(351)	Share buy-back[3]			(1,059)	(442)
254	1,308	(237)	Net current finance debt and other financing activities			1,365	(277)
(1,104)	(1,623)	(1,483)	Cash flows provided by/(used in) financing activities			2,991	(5,496)
(1,383)	(2,014)	(1,755)	Net increase/(decrease) in cash and cash equivalents			1,285	(2,341)
296	158	115	Effect of exchange rate changes on cash and cash equivalents			294	(38)
7,844	9,700	6,816	Cash and cash equivalents at the beginning of the period (net of overdraft)			5,177	7,556
6,757	7,844	5,177	Cash and cash equivalents at the end of the period (net of overdraft)[4]			6,757	5,177

* Audited

1) Net after cash and cash equivalents acquired.
2) Includes sale of Lundin shares in the second quarter of 2020. For more information, see note 3 Acquisition and disposals.
3) For more information, see Consolidated statement of changes in equity.
4) At 31 December 2020 and at 31 December 2019 cash and cash equivalents net overdraft were zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Following changes in Equinor's internal reporting to management the composition of Equinor's operating and reporting segments has changed as of the second quarter of 2020. Segment information for prior periods has been restated to align with the new segment presentation. For further information see note 2 Segments to these Condensed interim financial statements.

Equinor's Condensed interim financial statements for the fourth quarter of 2020 were authorised for issue by the board of directors on 9 February 2021.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2019. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2019.

On 1 January 2020, Equinor implemented amendments to IFRS 3 Business Combinations, which apply to relevant transactions that occur on or after the implementation date. The amendments introduce clarification to the definition of a business, and also establish an optional test to identify a concentration of fair value that, if applied and met, will lead to the conclusion that an acquired set of activities and assets is not a business.

There have been no other changes to the significant accounting policies during 2020 compared to the Consolidated annual financial statements for 2019.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic and the significant effects it has had on the oil price during 2020, in addition to the increasing momentum towards a transition into a low carbon future, create additional estimation uncertainties and impact key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities, and related sensitivities. Reference is made to note 8 Impact of the Covid-19 pandemic and oil price decline for further information.

2 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Development & Production USA (DPUSA), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production USA (E&P USA) and MMP consist of the business areas DPN, DPUSA and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar revenue growth, net operating income, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P USA, E&P International and MMP reporting segments.

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA is as from the second quarter reported separately to management. The fact that such information is also considered to be useful to the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 were considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment. The new structure has been reflected retrospectively with restated comparable figures.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminiations column below. Inter-segment revenues are based upon estimated market prices.

Segment data for the fourth quarter of 2020 and 2019 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Fourth quarter 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	58	143	83	11,519	80	0	11,883
Revenues inter-segment	3,819	771	561	77	1	(5,229)	0
Net income/(loss) from equity accounted investments	0	(168)	0	5	26	0	(137)
Total revenues and other income	3,877	747	644	11,601	107	(5,229)	11,746
Purchases [net of inventory variation]	(0)	(16)	(0)	(10,273)	0	4,756	(5,533)
Operating, selling, general and administrative expenses	(753)	(288)	(305)	(1,062)	83	170	(2,156)
Depreciation, amortisation and net impairment losses	(1,227)	(588)	(653)	(745)	(264)	0	(3,478)
Exploration expenses	(94)	(1,231)	(244)	0	0	0	(1,569)
Total operating expenses	(2,074)	(2,123)	(1,202)	(12,081)	(181)	4,926	(12,735)
Net operating income/(loss)	1,803	(1,376)	(559)	(480)	(75)	(303)	(989)
Additions to PP&E, intangibles and equity accounted investments	1,340	1,026	123	47	277	0	2,813

Fourth quarter 2019 (in USD million)	E&P Norway	E&P International (restated)	E&P USA (restated)	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	22	375	122	14,342	293	0	15,154
Revenues inter-segment	4,934	1,105	938	127	1	(7,104)	0
Net income/(loss) from equity accounted investments	0	(3)	1	5	11	0	14
Total revenues and other income	4,956	1,477	1,060	14,474	305	(7,104)	15,169
Purchases [net of inventory variation]	(2)	(26)	1	(12,873)	(0)	6,297	(6,603)
Operating, selling, general and administrative expenses	(842)	(360)	(442)	(1,145)	169	215	(2,405)
Depreciation, amortisation and net impairment losses	(2,494)	(737)	(575)	(96)	(262)	0	(4,165)
Exploration expenses	(142)	(301)	(37)	0	0	0	(480)
Total operating expenses	(3,480)	(1,424)	(1,053)	(14,114)	(93)	6,511	(13,653)
Net operating income/(loss)	1,476	53	7	360	211	(593)	1,516
Additions to PP&E, intangibles and equity accounted investments	1,455	561	518	114	227	0	2,875

Full year 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	91	452	368	44,605	249	0	45,765
Revenues inter-segment	11,804	3,183	2,247	309	4	(17,547)	0
Net income/(loss) from equity accounted investments	0	(146)	0	31	168	0	53
Total revenues and other income	11,895	3,489	2,615	44,945	421	(17,547)	45,818
Purchases [net of inventory variation]	(0)	(72)	0	(38,072)	1	17,157	(20,986)
Operating, selling, general and administrative expenses	(2,829)	(1,440)	(1,313)	(5,060)	419	685	(9,537)
Depreciation, amortisation and net impairment losses	(5,546)	(3,471)	(3,824)	(1,453)	(940)	0	(15,235)
Exploration expenses	(423)	(2,071)	(990)	0	1	0	(3,483)
Total operating expenses	(8,798)	(7,054)	(6,127)	(44,586)	(519)	17,842	(49,241)
Net operating income/(loss)	3,097	(3,565)	(3,512)	359	(98)	296	(3,423)
Additions to PP&E, intangibles and equity accounted investments	4,851	2,608	1,068	190	1,044	0	9,761
Balance sheet information							
Equity accounted investments	3	1,125	0	92	1,042	0	2,262
Non-current segment assets	35,833	17,329	12,376	4,147	4,135	0	73,820
Non-current assets not allocated to segments							13,704
Total non-current assets							89,786

Full year 2019 (in USD million)	E&P Norway	E&P International (restated)	E&P USA (restated)	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	1,048	1,685	441	60,491	527	0	64,194
Revenues inter-segment	17,769	4,376	3,792	439	4	(26,379)	0
Net income/(loss) from equity accounted investments	15	24	6	25	93	0	164
Total revenues and other income	18,832	6,085	4,239	60,955	624	(26,379)	64,357
Purchases [net of inventory variation]	(1)	(34)	0	(54,454)	(1)	24,958	(29,532)
Operating, selling, general and administrative expenses	(3,284)	(1,684)	(1,668)	(4,897)	272	793	(10,469)
Depreciation, amortisation and net impairment losses	(5,439)	(2,228)	(4,133)	(600)	(804)	0	(13,204)
Exploration expenses	(478)	(668)	(709)	0	0	0	(1,854)
Total operating expenses	(9,201)	(4,614)	(6,510)	(59,951)	(533)	25,750	(55,058)
Net operating income/(loss)	9,631	1,471	(2,271)	1,004	92	(629)	9,299
Additions to PP&E, intangibles and equity accounted investments	7,316	2,851	3,004	788	823	0	14,782
Balance sheet information							
Equity accounted investments	3	321	0	90	1,028	0	1,442
Non-current segment assets	33,795	20,784	16,774	5,124	4,214	0	80,691
Non-current assets not allocated to segments							11,152
Total non-current assets							93,285

In the fourth quarter of 2020, Equinor recognised net impairment of USD 1,302 million of which USD 315 million was acquisition cost and signature bonuses classified as exploration expenses. The line item Exploration expenses in the Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the impairments were USD 229 million of which USD 157 million was classified as exploration expenses and related to an exploration asset in South America. The impairment of other assets was mainly caused by reduced reserve estimates in the Europe and Asia area.

In the E&P USA segment the impairments were USD 369 million of which USD 158 million was classified as exploration expenses. The impairment was mainly related to an Equinor-operated North America unconventional asset measured at fair value less cost of disposal in connection with reclassification to held for sale.

In the E&P Norway segment the impairment was USD 41 million and related to goodwill.

In the MMP segment the impairments were USD 638 million, mainly related to a refinery caused by reduced margin assumptions and increased cost estimates.

Most of the renewable assets in Equinor Group are accounted for using equity method and the results are presented in the Other reporting segment. The net income from the equity accounted investments within the operating segment NES was USD 21 million in the fourth quarter of 2020 and USD 163 million in the full year 2020, which compares to USD 13 million in the fourth quarter of 2019 and USD 95 million in the full year 2019.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

See also note 8 Impact of the Covid-19 pandemic and oil price decline.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the fourth quarter of 2020, Norway constitutes 79% and USA constitutes 13% of such revenues. For the fourth quarter of 2019, Norway and USA constituted 78% and 15% of such revenues, respectively.

For the full year of 2020, Norway constitutes 80% and USA constitutes 14% of such revenues. For the full year of 2019, Norway and USA constituted 75% and 18% of such revenues, respectively.

Non-current assets by country

(in USD million)	At 31 December 2020	At 30 September 2020	At 31 December 2019
Norway	41,054	37,327	40,292
USA	13,172	14,858	17,776
Brazil	9,341	8,752	8,724
UK	4,398	4,175	5,657
Azerbaijan	1,683	1,684	1,598
Canada	1,527	1,468	1,672
Russia	973	429	447
Denmark	953	911	984
Algeria	808	845	915
Angola	725	1,270	1,564
Other countries	1,447	2,587	2,504
Total non-current assets[1]	76,082	74,305	82,133

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues

	Quarters			Full Year	
Q4 2020	Q3 2020	Q4 2019	(in USD million)	2020	2019
6,015	6,635	7,837	Crude oil	24,509	33,505
2,503	1,351	2,642	Natural gas	7,213	11,281
2,100	1,048	2,154	– European gas	5,839	9,366
295	229	354	– North American gas	1,010	1,359
108	74	134	– Other incl. LNG	363	556
1,687	1,560	2,879	Refined products	6,534	10,652
1,499	1,282	1,548	Natural gas liquids	5,069	5,807
172	295	295	Transportation	1,083	967
365	91	27	Other sales	681	445
12,242	11,215	15,229	Revenues from contracts with customers	45,088	62,657
28	27	73	Taxes paid in-kind	93	344
(27)	(16)	(110)	Physically settled commodity derivatives	209	(1,086)
(442)	(44)	(354)	Gain/(loss) on commodity derivatives	108	732
74	70	62	Other revenues	256	265
(367)	36	(329)	Total other revenues	665	254
11,876	11,250	14,900	Revenues	45,753	62,911

3 Acquisitions and disposals

Acquisition onshore Russia
On 11 December 2020 Equinor closed a transaction with Rosneft to acquire a 49% interest in the limited liability company LLC KrasGeoNaC (KGN) which holds twelve conventional onshore exploration and production licences in Eastern Siberia. The cash consideration at closing, including interim period adjustment, was around USD 384 million. In addition to the cash consideration Equinor recognised a contingent consideration of USD 145 million related to future exploration expenses. The total consideration for the acquisition of USD 529 million has been accounted using equity method in the line item Equity accounted investment and reported in the E&P International segment.

As part of this agreement, Equinor extinguished its exploration commitments offshore in the Sea of Okhotsk and as such has no outstanding obligations in that area. The previous commitment in the Sea of Okhotsk has been charged to profit and loss at estimated fair value of USD 166 million. The charge has been accounted as Net income/(loss) from equity accounted investments in the E&P International segment.

Divestment of 10% of Dogger Bank Farm A and B
On 4 December 2020 Equinor entered into an agreement with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of around GBP 202.5 million (USD 273 million). The carrying amount of the interests to be disposed of is insignificant and is classified as held for sale. Once the transactions are closed, the new overall shareholding in Dogger Bank A and Dogger Bank B will be – SSE (40%), Equinor (40%) and Eni (20%). Upon transaction closing, the gain will be presented in the line item Other income in the Consolidated statement of income in the operating segment NES included in the Other segment.

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 10 September 2020 Equinor entered into an agreement with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a total consideration before adjustments of USD 1.1 billion whereas USD 500 million has been prepaid at the end of December 2020, presented in the line items Cash and cash equivalents and Trade, other payables and provisions in the Consolidated balance sheet. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the US. Following the transaction, Equinor will remain the operator with a 50% interest. The 100% interest share has been reclassified as held for sale. After the transaction Equinor will account for the assets as a joint venture using equity accounting. The transaction was closed 29 January 2021 where the gain related to the disposed interests was recognised. For further information see note 9 Subsequent events. Upon transaction closing, the gain will be presented in the line item Other income in the Consolidated statement of income in the operating segment NES included in the Other segment.

North America unconventional onshore assets
In addition to the Empire Wind and Beacon Wind assets and the Dogger Bank Farm A and B a disposal group of assets has been classified as held for sale. The disposal group consists of an Equinor-operated North America unconventional onshore asset included in the reporting segment E&P USA. Equinor has together with a deal advisor actively marketed the disposal group. Equinor is expecting a divestment during 2021. Equinor has impaired the asset to estimated fair value see note 2 Segments.

Divestment of remaining shares in Lundin
On 8 May 2020 Equinor closed the divestment of its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration is SEK 3.3 billion (USD 0.3 billion). The impact on the Consolidated statement of income in the second quarter was a loss of USD 0.1 billion and was recognised in the line item Interest income and other financial items.

Investment in interest onshore Argentina
On 30 January 2020 Equinor closed a transaction to acquire a 50% ownership share in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V. Shell acquired the remaining 50% ownership share of SPM. SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The consideration including final adjustments is USD 187 million. In the second quarter, Equinor increased its shareholding in the Bandurria Sur by 5.5% to 30% for a final consideration of USD 44 million. The investment in SPM is accounted for as a joint venture using the equity method and reported in the E&P International segment.

4 Financial items

Q4 2020	Quarters Q3 2020	Q4 2019	(in USD million)	Full year 2020	2019
(491)	(131)	23	Gains/(losses) on net foreign exchange	(646)	224
379	235	210	Interest income and other financial items	754	746
27	39	(308)	Gains/(losses) on derivative financial instruments	448	473
(326)	(343)	(421)	Interest and other finance expenses	(1,392)	(1,450)
(410)	(201)	(495)	Net financial items	(836)	(7)

Gains/(losses) on derivative financial instruments is a gain of USD 448 million in 2020 compared to a gain of USD 473 million in 2019, mainly due to decreased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 903 million has been utilised as of 31 December 2020.

During 2020, Equinor recorded total lease payments of USD 1,405 million, of which USD 128 million were payment of interests and USD 1,277 million were payment of lease liabilities. Lease liabilities as at 31 December 2020 were USD 4,406 million, presented in the Consolidated balance sheet within the line items Current and Non-current finance debt with USD 1,186 million and USD 3,220 million, respectively.

In the second quarter of 2020 Equinor ASA issued bonds with maturities from 5 to 30 years for a total amount of USD 8.3 billion. The bonds were issued in USD and EUR, amounting to USD 6.5 billion and EUR 1.75 billion, and are fully and unconditionally guaranteed by Equinor Energy AS.

5 Income taxes

Q4 2020	Quarters Q3 2020	Q4 2019	(in USD million)	Full year 2020	2019
(1,400)	(2,220)	1,020	Income/(loss) before tax	(4,259)	9,292
(1,016)	95	(1,250)	Income tax	(1,237)	(7,441)
(72.6%)	4.3%	>100%	Effective tax rate	(29.0%)	80.1%

The tax rate for the fourth quarter of 2020 and for the full year 2020 was primarily influenced by losses including net impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system and changes in best estimates for uncertain tax positions. See also note 8 Impact of the Covid-19 pandemic and oil price decline.

The tax rate for the fourth quarter of 2019 and for the full year 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates, partially offset by the tax exempted gains on divestments. The tax rate for the fourth quarter of 2019 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2019	69,953	10,738
Additions	10,339	491
Transfers	89	(89)
Disposals and reclassifications	(17)	(14)
Transferred to assets classified as held for sale	(810)	(516)
Expensed exploration expenditures and net impairment losses	–	(2,506)
Depreciation, amortisation and net impairment losses	(15,158)	(77)
Effect of foreign currency translation adjustments	1,276	120
Balance at 31 December 2020	65,672	8,148

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 4,119 million per 31 December 2020. Additions to RoU assets amount to USD 1,326 million. Gross depreciation and impairment of RoU assets amount to USD 1,254 million for the full year 2020, of which depreciation costs of USD 359 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the table above.

In the fourth quarter of 2020 it was decided to impair capitalised well costs of USD 982 related to Equinor's Block 2 exploration licence in Tanzania, included in intangible assets, because overall project economics have not yet improved sufficiently to justify keeping it on the balance sheet. The impairment is presented in the line item Exploration expenses in the Consolidated statement of income.

Impairments and impairment reversals
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

For the quarter	Property, plant and equipment		Intangible assets		Total	
(in USD million)	2020	2019	2020	2019	2020	2019
Producing and development assets	938	1,199	91	0	1,030	1,199
Goodwill	–	–	41	164	41	164
Other intangible assets	–	–	8	0	8	0
Acquisition costs related to oil and gas prospects	–	–	224	43	224	43
Total net impairment loss/(reversal) recognised	938	1,199	363	208	1,302	1,407

Full year	Property, plant and equipment		Intangible assets		Total	
(in USD million)	2020	2019	2020	2019	2020	2019
Producing and development assets	5,671	3,230	680	608	6,351	3,838
Goodwill	–	–	42	164	42	164
Other intangible assets	–	–	8	41	8	41
Acquisition costs related to oil and gas prospects	–	–	657	49	657	49
Total net impairment loss/(reversal) recognised	5,671	3,230	1,386	863	7,057	4,093

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the fourth quarter of 2020 were mainly discounted cash flows based on value in use, except for one held for sale assessment as described in Note 2 Segment note.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

Changes to accounting assumptions
Management's future commodity price assumptions and currency assumptions are used for value-in-use impairment testing. The same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development, and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates, following the recent and ongoing Covid-19 situation and management has gained more insight into the development of the different markets in which Equinor operates. Significant uncertainty continues to exist regarding future commodity price development due to the potential long-term impact on demand resulting from the ongoing Covid-19 pandemic and the measures taken to contain it, energy investments in the transition to a lower carbon economy and future supply actions by OPEC+ and other factors. The management's analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions as from the third quarter of 2020. The following price assumptions have been the basis for the impairment calculations.

All commodity prices are on a real 2020 basis, and comparables as per fourth quarter 2019 and up to the third quarter of 2020 are given in brackets.

For Brent-blend, compared to current prices, we expect a strengthening of the prices through the 2020s. In 2025, the assumption is 65 USD/bbl (78 USD/bbl), with a further increase towards 2030. Beyond 2030, we expect a gradual decline with an estimate of 64 USD/bbl in 2040 (82 USD/bbl), which approximates the average price level for the period 2021-2050. In 2050, the oil prices are expected to be below 60 USD/bbl.

For natural gas in the UK (NBP), we expect some volatility, where the trend is a gradual increase in prices from today's current prices up to 6.5 USD/mmBtu in 2030 (7.7 USD/mmBtu). From 2030, we expect prices at levels sufficient to incentivise the next LNG investment cycle and a flatter price-curve, with the price gradually increasing to 7.8 USD/mmBtu close to 2040 (7.7 USD/mmBtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For 2050, the price has been set at the pre-2035 level. Henry Hub follows the same pattern, gradually increasing from today's current prices to 3.3 USD/mmBtu in 2030 (3.7 USD/mmBtu) and gradually increasing to 3.7 USD/mmBtu in 2040 (3.7 USD/mmBtu) before gradually declining through the 2040s.

Equinor has performed analyses of the NOK currency exchange rates, which suggests that a return to a previously assumed long-term equilibrium is less likely. This conclusion is supported by the historical 5-year average and spot prices in the currency market, as well as an expected lower oil price and increased market uncertainty. In the third quarter of 2020, Equinor therefore implemented new long-term exchange rates from 2023 onwards. The NOK/USD rate has been revised to 8.5 (previously 7.0), while the NOK/EUR rate has been revised to 10.0 (from previously 9.0).

During 2020, risk-free interest rates continued to drop for the first three quarters, and long-term risk-free interest rates (10 years) decreased by approximately 1.3 percentage points in the period from year-end 2019 to 30 September 2020. The stock market recovery after the initial Covid-19 impact in March, and despite lower expectations of future cash flows, is indicating a lower market risk premium. The low interest rates combined with lack of good alternative investment opportunities, channels more funds towards the equity market resulting in investors accepting lower returns on investments, and we see a downward shift in the estimated equity risk premium. Taking this into account, even though interest rates have rebounded somewhat during the fourth quarter, Equinor has adjusted the Weighted Average Cost of Capital (WACC) for accounting purposes, real post-tax, down from 6% to 5% with effect from the third quarter of 2020.

Please refer to note 8 Impact of the Covid-19 pandemic and oil price.

Sensitivities
Commodity prices have historically been volatile. Significant downward adjustments of Equinor's commodity price assumptions would result in impairment losses on certain producing and development assets in Equinor's portfolio, while an opposite adjustment could lead to impairment-reversals. If a decline in commodity price forecasts over the lifetime of the assets were 30%, considered to represent a reasonably possible change, the impairment amount to be recognised could illustratively be in the region of USD 12 billion before tax effects. This illustrative impairment sensitivity, based on a simplified method, assumes no changes to input factors other than prices; however, a price reduction of 30% is likely to result in changes in business plans as well as other factors used when estimating an asset's recoverable amount. These associated changes reduce the stand-alone impact on commodity price sensitivity.

Changes in such input factors would likely include a reduction in the cost level in the oil and gas industry as well as offsetting currency effects, both of which have historically occurred following significant changes in commodity prices. The illustrative sensitivity is therefore not considered to represent a best estimate of an expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. In comparison, following the amended assumptions and the decline in commodity prices presently disclosed for this quarter, the impairment impact recognised is considerably lower. A significant and prolonged reduction in oil and gas prices would also result in mitigating actions by Equinor and its licence partners, as a reduction of oil and gas prices would impact drilling plans and production profiles for new and existing assets. Quantifying such impacts is considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios and not based on existing business or development plans.

7 Provisions, commitments, contingent liabilities and contingent assets

Contingent consideration
In the fourth quarter of 2020 Equinor recognised a contingent consideration of USD 145 million related to the acquisition of 49% interest in the limited liability company LLC KrasGeoNac (KGN). For further information see note 3 Acquisition and disposals.

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have increased by USD 2,572 million to USD 17,292 million compared to year-end 2019, mainly due to the decrease in discount rates which are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet

Onerous contract
Due to significantly reduced expected use of a transportation agreement, Equinor provided in the second quarter USD 154 million as an onerous contract. In the fourth quarter the provision has increased to USD 166 million. The provision is recognised in the MMP segment as an operating expense in the Consolidated statement of income and has been included in the line item Provisions and other liabilities in the Consolidated balance sheet.

Price review arbitration
Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration.
The exposure related to price reviews has been reduced by approximately USD 1.3 billion due to settlements in the second quarter. The remaining exposure for gas delivered prior to year-end is immaterial. Price review related changes in the second quarter represent an income of approximately USD 150 million before tax and USD 30 million after tax. The amounts have been reflected in the Consolidated statement of income as revenues and income tax, respectively.

A dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in Nigera
In October 2018, the Supreme Court of Nigeria rendered a judgement in a dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in favour of the latter. The Supreme Court judgement provides for potential retroactive adjustment of certain production sharing contracts in favour of the Federal Government, including OML 128 (Agbami). This case has been withdrawn by the plaintiff in the second quarter of 2020 with no impact on Equinor's Interim financial statements.

Dispute with Brazilian tax authorities
Brazilian tax authorities issued an updated tax assessment for 2011 for Equinor's Brazilian subsidiary which was party to Equinor's divestment of 40% of the Peregrino field to Sinochem at that time. The assessment disputed Equinor's allocation of the sale proceeds between entities and assets involved, resulting in a significantly higher assessed taxable gain and related taxes payable in Brazil. Equinor disagreed with the assessment and had the case brought forward to the second instance of the Administrative Court in Brazil which decided the case in Equinor's favour. Equinor has received confirmation that the decision is considered final and non-appealable. The final ruling did not have any impact on Equinor's Interim Financial statements.

KKD Oil Sands Partnership
Canadian tax authorities have issued a proposal of re-assessment for 2014 for Equinor's Canadian subsidiary which was party to Equinor's divestment of 40% of the KKD Oil Sands partnership at that time. The proposal disputes the partners allocation between entities and assets involved. Maximum exposure is estimated to be approximately USD 396 million. The ongoing process of formal communication with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in Equinor's Interim financial statements.

Deviation notices from Norwegian tax authorities
In respect of the previously disclosed tax dispute in Norway regarding the level of Research & Development cost to be allocated to the offshore tax regime, a Norwegian supreme court ruling announced in second quarter and Equinor's subsequent correspondence with the Norwegian tax authorities in third quarter has resulted in a reduced maximum exposure in this matter to approximately USD 220 million. Equinor provides for its best estimate in the matter.

Suit for an annulment of Petrobras' sale of the interest in BM-S-8 to Equinor

In March 2017, the Union of Workers of Oil Tankers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor and ANP – the Brazilian Regulatory Agency – to seek annulment of Petrobras' sale of the interest and operatorship in BM-S-8 to Equinor, a transaction which closed in November 2016. There was also an injunction request aiming to suspend the assignment, which first was granted in April 2017 by a federal judge, but subsequently lifted by the federal court. The injunction request has now been finally dismissed by the courts.

Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)

Petrofac International (UAE) LLC (PIUL) was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields Project which has finalised the development of four gas fields in central Algeria). Following suspension of activity after the terrorist attack at another field in Algeria (In Amenas) in 2013, PIUL issued multiple Variation Order Requests (VoRs) related to the costs incurred for stand-by and remobilisation costs after the evacuation of expatriates. Several VoRs have been paid, but settlement of the remaining VoRs has been unsuccessful. PIUL initiated arbitration on 7 August 2020 claiming an estimated amount of USD 533 million, of which Equinor In Salah AS holds a 31,85% share. Equinor's maximum exposure amounts to USD 170 million. Equinor provides for its best estimate in the matter.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Impact of the Covid-19 pandemic and oil price decline

During 2020, the Covid-19 pandemic has slowed economic growth and had dramatic consequences for energy demand, particularly mobility fuels. The collapse in commodity prices seen in the first half of 2020, though followed by a partial rebound in the second half, significantly impacted the energy industry and Equinor by an unprecedented decrease in short term demand and increased uncertainty with regards to the phase of recovery and future oil and gas demand. The increasing momentum and commitment towards a transition into a low carbon future aided by technological advances and decreasing cost of renewable energy has also increased the uncertainty in estimating the future development in supply and demand. According to the International Energy Agency (IEA), Global energy demand in 2020 was estimated to drop by 5-6%. The OPEC+ agreement to continue production cuts of some 7 mmboe per day into in the first quarter of 2021 to clear surpluses built up over the pandemic has supported prices to levels not seen since January 2020. But second and third-wave Covid-19 lockdowns which continue to dampen demand are likely to put a cap on prices in the short-term. The successful development of vaccines and the ongoing widespread vaccination effort is expected to increase demand as countries become able to reduce measures implemented to eliminate the spread of the virus, for which we have observed new waves of outbreak of more contagious mutant versions late in 2020 and the first quarter of 2021.

The negative impact of the global pandemic with the resulting decline in commodity prices and a renewed view on effects expected from the energy transition resulted in updates to Equinor's view on key financial assumptions in the third quarter of 2020, including the related key sources of estimation uncertainty, impacting the financial statements. These assumptions continue to apply for the fourth quarter of 2020. The decline in the updated future commodity price estimates made in the third quarter of 2020, and particularly with regards to oil, negatively impacted the estimated recoverable amount of several assets in our portfolio, and impairments were recognised for assets for which the book value no longer could be supported. The negative impact was reduced by the USD 3 billion action plan implemented in the spring of 2020 to strengthen the financial resilience of the company. More details on the impairments recognised and an overview of Equinor's price assumptions have been provided in note 6 Property, plant and equipment and intangible assets.

Equinor has also evaluated the reasonable possible changes in certain assumptions as of 31 December 2020. The reasonable possible change in prices is deemed to be -30%/+30% for short-term contracts, and -30%/+30% for the long-term derivatives, based on their duration. The table below contains the price risk sensitivities of Equinor's commodity-based derivatives contracts. Equinor enters into commodity-based derivative contracts mainly to manage short-term commodity risk. However, since none of the derivative financial instruments included in the table below are part of formal hedging relationships, any changes in their fair values would be recognised in the Consolidated statement of income.

Commodity price sensitivity	31 December 2020		31 December 2019	
(in USD million)	- 30%	+ 30%	- 30%	+ 30%
Crude oil and refined products net gain/(losses)	1,025	(1,025)	569	(563)
Natural gas and electricity net gains/(losses)	184	(94)	(33)	49

Due to market developments and related consequences, certain Equinor suppliers and customers have indicated that contractual clauses such as those involving force majeure are being explored. The potential impact for Equinor, if any, is currently uncertain.

Apart from the financial impact, Equinor has only experienced immaterial effects on production from assets in operation, due to actions taken to maintain and secure safe production during the pandemic. Minor virus outbreaks at some of our facilities have occurred, but effective measures such as isolation and quarantines combined with social distancing and increased sanitation requirements have prevented production shutdown, and operations have not been significantly impacted. For projects under development, the Covid-19 pandemic has impacted progress due to personnel limitations on offshore and onshore facilities / yards due to infection control measures and associated travel restrictions for migrant workforce. The situation is still unpredictable and may have additional consequences for the progress and costs of our projects.

Actions taken to mitigate the impact of the pandemic and commodity price decline, including the USD 3 billion action plan implemented in the spring of 2020, have had consequences on investment level and activity level in general. Capital expenditure has been reduced during 2020, representing both final reductions (stopped projects i.e. based on updated future price estimates and break-even levels) and changes with regards to scope and timing. As a result, some value creation has been cut or delayed. Part of cost improvements and cost cuts identified and implemented during 2020 as part of the action plan are expected to be of a sustainable nature and impact future cost levels. Cost related to activities postponed from 2020 due to the pandemic will impact cost when these activities are carried out.

Equinor complies with the revised production permits issued by the authorities and the unilateral oil production cuts portioned out to relevant fields via their production licenses, however these cuts did not have significant impact on the total production. As a measure to maintain activity in the oil and gas related industry, the Norwegian Government on 19 June 2020 enacted temporary targeted changes to Norway's petroleum tax system for investments incurred in 2020 and 2021 and for new projects with final investment decisions submitted by end of 2022. The changes are effective from 1 January 2020 and provide companies with a direct tax deduction in the special petroleum tax (56% tax rate) instead of tax depreciation over 6 years. One of the changes is that the tax uplift benefit, which has increased from 20.8%. to 24% will be recognised over one year instead of four years. Tax depreciation towards the ordinary corporate tax (22% tax rate) will continue with a six-year depreciation profile. The totality of the petroleum tax changes will increase the profitability for investments and strengthen Equinor's' liquidity.

9 Subsequent events

On 9 February 2021, the board of directors proposed to declare a dividend for the fourth quarter of 2020 of USD 0.12 per share (subject to annual general meeting approval). The Equinor share will trade ex-dividend 12 May 2021 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 14 May 2021 and payment date will be 27 May 2021.

On 16 November 2020, Equinor communicated a new organisational corporate structure, which will come into effect on 1 June 2021. The main change is that the operating segment Development & Production Brazil will be merged into the operating segment Exploration & Production International. In addition, the operating segments Exploration will be divided and merged into Exploration & Production Norway and Exploration & Production International. Global Strategy & Business development will be divided and merged into the functions for Chief Financial Officer and Safety, Security and Sustainability. The operating segment Technology, Projects & Drilling will be split into Technology, Digital & Innovation and Projects, Drilling & Procurement. The current organisational structure will remain in place until the planned implementation takes effect. The new organisational corporate structure will not imply any changes in the reportable segments.

From the first quarter of 2021, Equinor will start reporting Renewables (previously New Energy Solutions) as a separate reportable segment due to the strategic importance of the operating segment.

On 8 January 2021, The Norwegian Government announced a new climate action plan. One proposed measure to reduce CO_2 emissions is to increase the CO_2 tax on offshore oil and gas production gradually and with full effect from 2030. The plan also proposes increased offshore methane tax. Compared to Equinor's estimates at 31 December 2020, it is expected that the cost increase for Equinor for the year 2030 will be approximately USD 0.4 billion pre-tax. This is not expected to significantly impact impairment assessments in E&P Norway as of the first quarter of 2021. The climate action plan is expected to be approved by the Parliament in the spring of 2021.

On 29 January 2021, Equinor closed the agreement with BP to sell a 50% non-operated interest in the Empire Wind and Beacon Wind assets for a total preliminary consideration USD 1.2 billion, including USD 0.1 billion in interim period adjustments, with remaining cash consideration after the prepayment in 2020 paid at closing.

On 9 February 2021, Equinor has agreed to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments, for a total consideration of around USD 900 million. The effective date of the transaction is 1 January 2021. Closing is subject to the satisfaction of customary conditions, including authority approvals.

Supplementary disclosures

Operational data

Q4 2020	Quarters Q3 2020	Q4 2019	Change Q4 on Q4	Operational data	2020	Full year 2019	Change
				Prices			
44.2	43.0	63.3	(30%)	Average Brent oil price (USD/bbl)	41.7	64.3	(35%)
42.1	39.6	59.3	(29%)	E&P Norway average liquids price (USD/bbl)	37.4	57.4	(35%)
41.3	39.1	56.1	(26%)	E&P International average liquids price (USD/bbl)	38.1	59.1	(35%)
34.5	32.2	48.0	(28%)	E&P USA average liquids price (USD/bbl)	31.3	48.4	(35%)
40.6	38.3	56.5	(28%)	Group average liquids price (USD/bbl) [1]	36.5	56.0	(35%)
367	349	516	(29%)	Group average liquids price (NOK/bbl) [1]	343	493	(30%)
3.88	1.45	3.88	0%	E&P Norway average internal gas price (USD/mmbtu) [9]	2.26	4.46	(49%)
1.34	1.13	1.82	(26%)	E&P USA average internal gas price (USD/mmbtu) [9]	1.32	2.34	(44%)
5.04	2.72	5.31	(5%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	3.58	5.79	(38%)
1.99	1.53	2.23	(11%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	1.72	2.43	(29%)
0.4	(0.1)	3.0	(87%)	Refining reference margin (USD/bbl) [2]	1.5	4.1	(64%)
				Entitlement production (mboe per day)			
616	619	619	(0%)	E&P Norway entitlement liquids production	630	535	18%
222	220	273	(19%)	E&P International entitlement liquids production	236	267	(12%)
145	151	185	(22%)	E&P USA entitlement liquids production	163	181	(10%)
983	991	1,077	(9%)	Group entitlement liquids production	1,029	983	5%
698	654	727	(4%)	E&P Norway entitlement gas production	685	700	(2%)
45	35	64	(30%)	E&P International entitlement gas production	42	50	(17%)
187	185	188	(1%)	E&P USA entitlement gas production	181	178	2%
930	874	979	(5%)	Group entitlement gas production	908	928	(2%)
1,912	1,865	2,056	(7%)	Total entitlement liquids and gas production [3]	1,938	1,911	1%
				Equity production (mboe per day)			
616	619	619	(0%)	E&P Norway equity liquids production	630	535	18%
286	283	350	(18%)	E&P International equity liquids production	303	354	(14%)
166	173	214	(22%)	E&P USA equity liquids production	187	210	(11%)
1,068	1,076	1,182	(10%)	Group equity liquids production	1,120	1,099	2%
698	654	727	(4%)	E&P Norway equity gas production	685	700	(2%)
53	40	65	(18%)	E&P International equity gas production	49	62	(21%)
224	224	223	0%	E&P USA equity gas production	216	213	1%
975	918	1,015	(4%)	Group equity gas production	950	975	(3%)
2,043	1,994	2,198	(7%)	Total equity liquids and gas production [4]	2,070	2,074	(0%)
				NES power production			
480	319	476	1%	Power generation (GWh)	1,662	1,754	(5%)

Exchange rates

Q4 2020	Quarters Q3 2020	Q4 2019	Change Q4 on Q4	Exchange rates	2020	Full year 2019	Change
0.1108	0.1095	0.1097	1%	NOK/USD average daily exchange rate	0.1064	0.1136	(6%)
0.1172	0.1055	0.1139	3%	NOK/USD period-end exchange rate	0.1172	0.1139	3%
9.0279	9.1321	9.1177	(1%)	USD/NOK average daily exchange rate	9.4006	8.8037	7%
8.5326	9.4814	8.7803	(3%)	USD/NOK period-end exchange rate	8.5326	8.7803	(3%)
1.1920	1.1685	1.1071	8%	EUR/USD average daily exchange rate	1.1405	1.1192	2%
1.2271	1.1708	1.1234	9%	EUR/USD period-end exchange rate	1.2271	1.1234	9%

Health, safety and the environment

Health, safety and the environment	Full year 2020	Full year 2019
Injury/incident frequency		
Total recordable injury frequency (TRIF)	2.3	2.5
Serious Incident Frequency (SIF)	0.5	0.6
Oil spills		
Accidental oil spills (number of)	135	219
Accidental oil spills (cubic metres)	162	8,983

Climate	Full year 2020	Full year 2019
Upstream CO2 intensity (kg CO2/boe) [1]	8.0	9.5

1) Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the fourth quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	(989)	1,803	(1,376)	(559)	(480)	(378)
Total revenues and other income	240	15	(41)	-	265	1
Changes in fair value of derivatives	(50)	-	-	-	(50)	-
Periodisation of inventory hedging effect	315	-	-	-	315	-
Impairment from associated companies	1	-	-	-	-	1
Over-/underlift	(24)	17	(41)	-	-	-
Gain/loss on sale of assets	(3)	(3)	-	-	-	-
Purchases [net of inventory variation]	234	-	-	-	(69)	303
Operational storage effects	(69)	-	-	-	(69)	-
Eliminations	303	-	-	-	-	303
Operating and administrative expenses	(28)	(18)	(29)	18	(2)	3
Over-/underlift	(53)	(18)	(35)	-	-	-
Other adjustments	1	-	1	(0)	-	-
Gain/loss on sale of assets	21	-	-	18	-	3
Provisions	3	-	5	-	(2)	0
Depreciation, amortisation and net impairment losses	983	41	72	211	638	22
Impairment	983	41	72	211	638	22
Exploration expenses	317	-	160	158	-	-
Impairment	315	-	157	158	-	-
Provisions	3	-	3	-	-	-
Sum of adjustments to net operating income/(loss)	1,746	38	161	387	832	329
Adjusted earnings/(loss) [5]	756	1,841	(1,215)	(172)	352	(49)
Tax on adjusted earnings	(1,310)	(1,133)	38	(0)	(215)	1
Adjusted earnings/(loss) after tax [5]	(554)	707	(1,178)	(172)	137	(48)

Items impacting net operating income/(loss) in the fourth quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International*	Exploration & Production USA*	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**1,516**	1,476	53	7	360	(382)
Total revenues and other income	**168**	(12)	77	(0)	291	(189)
Changes in fair value of derivatives	**102**	(9)	–	–	111	–
Periodisation of inventory hedging effect	**180**	–	–	–	180	–
Impairment	**23**	–	–	–	–	23
Over-/underlift	**74**	(3)	77	(0)	–	–
Gain/loss on sale of assets	**(212)**	–	–	–	–	(212)
Purchases [net of inventory variation]	**556**	–	–	–	(36)	591
Operational storage effects	**(36)**	–	–	–	(36)	–
Eliminations	**591**	–	–	–	–	591
Operating and administrative expenses	**(91)**	(10)	(36)	47	(92)	–
Over-/underlift	**(46)**	(10)	(36)	(0)	–	–
Gain/loss on sale of assets	**27**	–	–	27	–	–
Provisions	**(72)**	–	–	20	(92)	–
Depreciation, amortisation and net impairment losses	**1,359**	1,284	55	–	–	20
Impairment	**1,359**	1,284	55	–	–	20
Exploration expenses	**43**	–	43	–	–	–
Impairment	**43**	–	43	–	–	–
Sum of adjustments to net operating income/(loss)	**2,034**	1,262	140	47	164	422
Adjusted earnings/(loss) [5]	**3,550**	2,738	192	54	524	41
Tax on adjusted earnings	**(2,364)**	(1,979)	(112)	(0)	(233)	(41)
Adjusted earnings/(loss) after tax [5]	**1,186**	759	79	55	291	1

* Restated to reflect change to segment

Items impacting net operating income/(loss) in the full year of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	(3,423)	3,097	(3,565)	(3,512)	359	198
Total revenues and other income	90	68	(194)	-	213	3
Changes in fair value of derivatives	2	6	-	-	(5)	-
Periodisation of inventory hedging effect	224	-	-	-	224	-
Impairment from associated companies	3	-	-	-	-	3
Over-/underlift	(130)	64	(194)	-	-	-
Gain/loss on sale of assets	(9)	(3)	-	-	(6)	-
Purchases [net of inventory variation]	(168)	-	-	-	127	(296)
Operational storage effects	127	-	-	-	127	-
Eliminations	(296)	-	-	-	-	(296)
Operating and administrative expenses	378	(39)	127	50	245	(4)
Over-/underlift	70	(39)	108	-	-	-
Other adjustments	1	-	1	(0)	-	-
Gain/loss on sale of assets	23	-	-	20	-	3
Provisions	285	-	17	30	245	(7)
Depreciation, amortisation and net impairment losses	5,715	1,260	1,426	1,938	1,060	32
Impairment	5,934	1,260	1,473	2,109	1,060	32
Reversal of impairment	(218)	-	(47)	(171)	-	-
Exploration expenses	1,345	5	511	829	-	-
Impairment	1,397	5	508	885	-	-
Reversal of impairment	(63)	-	-	(63)	-	-
Provisions	11	-	4	7	-	-
Sum of adjustments to net operating income/(loss)	7,361	1,294	1,870	2,816	1,645	(265)
Adjusted earnings/(loss) [5]	3,938	4,391	(1,695)	(696)	2,004	(67)
Tax on adjusted earnings	(3,014)	(2,397)	347	(0)	(1,187)	223
Adjusted earnings/(loss) after tax [5]	924	1,994	(1,348)	(696)	817	156

Items impacting net operating income/(loss) in the full year of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International*	Exploration & Production USA*	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**9,299**	9,631	1,471	(2,271)	1,004	(537)
Total revenues and other income	**(1,022)**	(881)	45	(10)	33	(209)
Changes in fair value of derivatives	**(291)**	(18)	–	–	(273)	–
Periodisation of inventory hedging effect	**306**	–	–	–	306	–
Impairment	**23**	–	–	–	–	23
Over-/underlift	**166**	114	62	(10)	–	–
Gain/loss on sale of assets	**(1,227)**	(977)	(17)	–	–	(232)
Purchases [net of inventory variation]	**508**	–	–	–	(121)	628
Operational storage effects	**(121)**	–	–	–	(121)	–
Eliminations	**628**	–	–	–	–	628
Operating and administrative expenses	**619**	9	62	130	418	–
Over-/underlift	**(32)**	(33)	(2)	3	–	–
Change in accounting policy[1]	**123**	42	63	18	–	–
Gain/loss on sale of assets	**43**	–	–	43	–	–
Provisions	**485**	–	–	66	418	–
Depreciation, amortisation and net impairment losses	**3,429**	1,284	(5)	1,924	206	20
Impairment	**3,549**	1,284	115	1,924	206	20
Reversal of impairment	**(120)**	–	(120)	–	–	–
Exploration expenses	**651**	–	43	608	–	–
Impairment	**651**	–	43	608	–	–
Sum of adjustments to net operating income/(loss)	**4,185**	412	145	2,652	537	439
Adjusted earnings/(loss) [5]	**13,484**	10,043	1,616	381	1,541	(98)
Tax on adjusted earnings	**(8,559)**	(7,200)	(633)	(0)	(729)	2
Adjusted earnings/(loss) after tax [5]	**4,925**	2,844	982	382	813	(96)

* Restated to reflect change to segment

1) Change in accounting policy for lifting imbalances.

Items impacting net operating income/(loss) in the third quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**(2,019)**	431	(1,328)	(1,606)	551	(67)
Total revenues and other income	**(431)**	(59)	(20)	-	(352)	0
Changes in fair value of derivatives	**(37)**	-	-	-	(37)	-
Periodisation of inventory hedging effect	**(315)**	-	-	-	(315)	-
Over-/underlift	**(79)**	(59)	(20)	-	-	-
Purchases [net of inventory variation]	**104**	-	-	-	(2)	107
Operational storage effects	**(2)**	-	-	-	(2)	-
Eliminations	**107**	-	-	-	-	107
Operating and administrative expenses	**189**	36	67	29	64	(7)
Over-/underlift	**90**	36	54	-	-	-
Gain/loss on sale of assets	**(1)**	-	-	(1)	-	-
Provisions	**100**	-	12	30	64	(7)
Depreciation, amortisation and net impairment losses	**2,353**	360	992	990	-	10
Impairment	**2,524**	360	992	1,162	-	10
Reversal of Impairment	**(171)**	-	(0)	(171)	-	-
Exploration expenses	**583**	5	185	393	-	-
Impairment	**638**	5	183	449	-	-
Reversal of Impairment	**(63)**	-	-	(63)	-	-
Provisions	**8**	-	2	7	-	-
Sum of adjustments to net operating income/(loss)	**2,799**	342	1,224	1,413	(289)	110
Adjusted earnings/(loss) [5]	**780**	773	(104)	(193)	262	43
Tax on adjusted earnings	**(509)**	(358)	87	0	(240)	2
Adjusted earnings/(loss) after tax [5]	**271**	414	(17)	(193)	22	45

Adjusted earnings after tax by reporting segment

	Q4 2020			Quarters Q3 2020			Q4 2019*		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	1,841	(1,133)	707	773	(358)	414	2,738	(1,979)	759
E&P International	(1,215)	38	(1,178)	(104)	87	(17)	192	(112)	79
E&P USA	(172)	(0)	(172)	(193)	0	(193)	54	(0)	55
MMP	352	(215)	137	262	(240)	22	524	(233)	291
Other	(49)	1	(48)	43	2	45	41	(40)	1
Total Equinor consolidation	756	(1,310)	(554)	780	(509)	271	3,550	(2,364)	1,186
Effective tax rates on adjusted earnings			173.2%			65.3%			66.6%

* E&P International and E&P USA have been restated to reflect change to segments

	Full year					
	2020			2019*		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	4,391	(2,397)	1,994	10,043	(7,200)	2,844
E&P International	(1,695)	347	(1,348)	1,616	(633)	982
E&P USA	(696)	(0)	(696)	381	(0)	382
MMP	2,004	(1,187)	817	1,541	(729)	813
Other	(67)	223	156	(98)	2	(96)
Total Equinor consolidation	3,938	(3,014)	924	13,484	(8,559)	4,925
Effective tax rates on adjusted earnings			76.5%			63.5%

* E&P International and E&P USA have been restated to reflect change to segment

Reconciliation of adjusted earnings after tax to net income

Q4 2020	Quarters Q3 2020	Q4 2019	Reconciliation of adjusted earnings after tax to net income (in USD million)		2020	Full year 2019
(989)	(2,019)	1,516	Net operating income/(loss)	A	(3,423)	9,299
844	(72)	1,258	Income tax less tax on net financial items	B	1,552	7,611
(1,834)	(1,947)	257	Net operating income after tax	C = A-B	(4,975)	1,688
1,746	2,799	2,034	Items impacting net operating income[1]	D	7,361	4,185
466	582	1,106	Tax on items impacting net operating income	E	1,462	948
(554)	271	1,186	Adjusted earnings after tax [5]	F = C+D-E	924	4,925
(410)	(201)	(495)	Net financial items	G	(836)	(7)
(171)	23	8	Tax on net financial items	H	315	170
(2,416)	(2,124)	(230)	Net income/(loss)	I = C+G+H	(5,496)	1,851

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Q4 2020	Quarters Q3 2020	Q4 2019	Change Q4 on Q4	Adjusted earnings break down (in USD million)	2020	Full year 2019	Change
226	292	262	(14%)	Natural Gas Europe	1,199	801	50%
22	7	35	(39%)	Natural Gas US	10	(27)	N/A
107	38	96	12%	Liquids	891	538	66%
(3)	(75)	131	N/A	Other	(96)	229	N/A
352	262	524	(33%)	Adjusted earnings MMP	2,004	1,541	30%

Adjusted exploration expenses

Q4 2020	Quarters Q3 2020	Q4 2019*	Change Q4 on Q4	Adjusted exploration expenses (in USD million)	2020	Full year 2019*	Change
101	142	180	(44%)	E&P Norway exploration expenditures	470	617	(24%)
94	143	242	(61%)	E&P International exploration expenditures	692	821	(16%)
25	65	57	(56%)	E&P USA exploration expenditures	211	147	43%
220	349	479	(54%)[1]	Group exploration expenditures	1,371	1,584	(13%)[2]
969	87	61	>100%	Expensed, previously capitalised exploration expenditures	1,169	120	>100%
65	(125)	(103)	N/A	Capitalised share of current period's exploration activity	(394)	(507)	(22%)
315	575	43	>100%	Impairment (reversal of impairment)	1,337	657	>100%
1,569	886	480	>100%	Exploration expenses according to IFRS	3,483	1,854	88%
(317)	(583)	(43)	>100%	Items impacting net operating income/(loss)[3]	(1,345)	(651)	>100%
1,252	302	437	>100%	Adjusted exploration expenses	2,138	1,203	78%

* E&P International and E&P USA have been restated to reflect change to segments

1) 20 wells with activity with 8 completed in the fourth quarter of 2020 compared to 26 wells with 10 completed in the fourth quarter of 2019.
2) 46 wells with activity with 34 completed in 2020 compared to 58 wells with 42 completed in 2019.
3) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

Calculated ROACE

Calculated ROACE based on Adjusted earnings after tax and capital employed [5] (in USD million, except percentages)	31 December 2020	2019
Adjusted earnings after tax (A)	924	4,925
Average capital employed (B)	51,823	54,637
Calculated ROACE based on Adjusted earnings after tax and capital employed (A/B)	1.8%	9.0%

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 December 2020	At 30 September 2020	At 31 December 2019
Shareholders' equity		33,873	34,084	41,139
Non-controlling interests		19	24	20
Total equity	A	33,892	34,108	41,159
Current finance debt		5,777	5,277	4,087
Non-current finance debt		32,338	32,193	24,945
Gross interest-bearing debt	B	38,115	37,471	29,032
Cash and cash equivalents		6,757	7,844	5,177
Current financial investments		11,865	10,563	7,426
Cash and cash equivalents and financial investment	C	18,621	18,407	12,604
Net interest-bearing debt [10]	B1 = B-C	19,493	19,064	16,429
Other interest-bearing elements [1]		627	669	791
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		-	259	-
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	20,121	19,992	17,219
Lease liabilities		4,405	4,218	4,339
Net interest-bearing debt adjusted [5]	B3	15,716	15,774	12,880
Calculation of capital employed [5]				
Capital employed	A+B1	53,385	53,172	57,588
Capital employed adjusted, including lease liabilities	A+B2	54,012	54,100	58,378
Capital employed adjusted	A+B3	49,608	49,883	54,039
Calculated net debt to capital employed [5]				
Net debt to capital employed	(B1)/(A+B1)	36.5%	35.9%	28.5%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	37.3%	37.0%	29.5%
Net debt to capital employed adjusted	(B3)/(A+B3)	31.7%	31.6%	23.8%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Net adjusted financial items 2020

Net adjusted financial items in the fourth quarter of 2020 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	379	(491)	27	(326)	(410)	(171)	(581)
Foreign exchange (FX) impacts (incl. derivatives)	19	491	0	0	510	2	0
Interest rate (IR) derivatives	0	0	(27)	0	(27)	0	0
Fair value adjustment financial investments and other	(272)	0	0	0	(272)	0	0
Subtotal	(253)	491	(27)	0	211	2	212
Adjusted financial items	126	0	0	(326)	(200)	(170)	(369)

Net adjusted financial items in the full year of 2020 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	754	(646)	448	(1,392)	(836)	315	(521)
Foreign exchange (FX) impacts (incl. derivatives)	(10)	646	-	-	636	-	-
Interest rate (IR) derivatives	-	-	(448)	-	(448)	-	-
Fair value adjustment financial investment and other	(282)	-	-	-	(282)	-	-
Subtotal	(292)	646	(448)	-	(93)	-	(93)
Adjusted financial items	462	-	-	(1,392)	(929)	315	(614)

Net adjusted financial items 2019

Net adjusted financial items in the fourth quarter of 2019 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	210	23	(308)	(421)	(495)	8	(487)
Foreign exchange (FX) impacts (incl. derivatives)	1	(23)	0	0	(22)	0	0
Interest rate (IR) derivatives	0	0	308	0	308	0	0
Fair value adjustment financial investment	(44)	0	0	0	(44)	0	0
Adjusted financial items excluding FX and IR derivatives	167	0	0	(421)	(254)	8	(246)

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented earlier in this report
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement
- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed financial interim statements, amounted to USD 2.8 billion in the fourth quarter of 2020. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the fourth quarter of 2020, a total of USD 0.9 billion are excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty

- **Free cash flow for the fourth quarter 2020** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 3.8 billion), taxes paid (negative USD 0.4 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 2.5 billion), (increase)/decrease in other items interest-bearing (USD 0.2 billion), proceeds from sale of assets and businesses (USD 0.5 billion), dividend paid (negative USD 0.3 billion) and share buy-back (USD 0.0 billion), resulting in a free cash flow of USD 1.4 billion in the fourth quarter of 2020
- **Free cash flow for the full year of 2020** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 14.0 billion), taxes paid (negative USD 3.1 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 8.5 billion), (increase)/decrease in other items interest-bearing (USD 0.2 billion), proceeds from sale of assets and businesses, including USD 0.3 billion received from the Lundin divestment included in (increase)/decrease in financial investments (USD 0.8 billion), dividend paid (negative USD 2.3 billion) and share buy-back (negative USD 1.1 billion), resulting in a free cash flow of USD 0.1 billion in the full year of 2020

Adjusted earnings adjust for the following items:
- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2019 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations, including with respect to the Covid-19 pandemic including its impacts, consequences and risks; Equinor's response to the Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions; the commitment to develop as a broad energy company; the ambition to be a net-zero energy company by 2050; future financial performance, including cash flow and liquidity; accounting policies; production cuts, including their impact on the level and timing of Equinor's production; plans to develop fields; the climate action plan announced by the Norwegian government; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2022; intention to optimise and mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions and disposals; expected amount and timing of dividend payments; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; the impact of Covid-19; levels and calculations of reserves and material differences from reserves estimates; unsuccessful drilling; operational problems; health, safety and environmental risks; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of counterparties and competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; an inability to attract and retain personnel; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (including section 2.11 Risk review - Risk factors thereof). Equinor's 2019 Annual Report and Form 20-F is available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See Use and reconciliation of non-GAAP financial measures in the report for more details. For ROACE, see table Calculated ROACE in the Supplementary disclosures for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.